Exhibit 10.1

[HEALTH NET, INC. LETTERHEAD]

January 19, 2005

Stephen Lynch

3175 Continental Dr.

Turner, OR 97392

Dear Stephen:

On behalf of Health Net, Inc. (the “Company”), we would like to offer you the promotion to President Regional Health Plans of the Company. The terms and conditions of your promotion by the Company are as set forth in this letter agreement (this “Agreement”). Pursuant to the terms of this Agreement, your promotion will be effective as of January 1, 2005.

1. Salary

A. Salary. You will be paid an annual base salary of $450,000, less applicable withholdings (payable on a bi-weekly basis) (“Base Salary”), which covers all hours worked. Generally, your Base Salary will be reviewed annually, but the Company reserves the right to change your compensation from time-to-time. Pursuant to charter of the Compensation & Stock Option Committee (the “Committee”) of the Company’s Board of Directors, any adjustment to your compensation must be made with the approval of the Committee (or, in the event that you constitute one of the top two (2) highest paid executive officers of the Company, with the ratification of the Company’s Board of Directors).

B. Duties. Your duties and responsibilities will be for the overall management of Health Net - California and Health Net - Oregon but the Company reserves the right to assign you other duties as needed and to change your duties from time to time on reasonable notice, based on your skills and the needs of the Company. You will report directly to Jay Gellert, President and Chief Executive Officer of the Company, but your reporting relationship may be changed from time to time at the discretion of the Company. Your title will be President Regional Health Plans, but may be changed at the discretion of the Company to a title that reflects a similarly senior executive position. Please be advised that the Company intends to make a public announcement of the change in your role on or about the date the Company announces its year-end and 4th quarter earnings for 2004.

2. Adjustments and Changes in Employment Status. You understand that the Company reserves the right, to make personnel decisions regarding your employment, including but not limited to decisions regarding any promotion, salary adjustment, transfer or disciplinary action, up to and including termination, consistent with the needs of the business or the Company. Generally, your performance and compensation will be reviewed on an annual basis.

3. Protection of Proprietary and Confidential Information. You agree that your employment creates a relationship of confidence and trust with the Company with respect to Proprietary and Confidential Information (as defined below) of the Company learned by you during your employment.

A. You agree not to directly or indirectly use or disclose any of the Proprietary and Confidential Information of the Company or any of its affiliates at any time except in connection with the services you provide to such entities. “Proprietary and Confidential Information” shall mean trade secrets, confidential knowledge, data or any other proprietary or confidential information of the Company or any of its affiliates, or of any customers, members, employees or directors of any of such entities, but shall not include any information that (i) was publicly known and made generally available in the public domain prior to the time of disclosure to you by the Company or (ii) becomes publicly known and made generally available after disclosure to you by the Company. By way of illustration but not limitation, “Proprietary and Confidential Information” includes: (i) trade secrets, documents, memoranda, reports, files, correspondence, lists and other written and graphic records affecting or relating to any such entity’s business; (ii) confidential marketing information including without limitation marketing strategies, customer and client names and requirements, services, prices, margins and costs; (iii) confidential financial information; (iv) personnel information (including without limitation employee compensation); and (v) other confidential business information.

B. You further agree that at all times during your employment and thereafter, you will keep in confidence and trust all Proprietary and Confidential Information, and that you will not use or disclose any Proprietary and Confidential Information or anything related to such information without the written consent of the Company, except as may be necessary in the ordinary course of performing your duties to the Company.

C. All Company property, including, but not limited to, Proprietary and Confidential Information, documents, data, records, apparatus, equipment and other physical property, whether or not pertaining to Proprietary and Confidential Information, provided to you by the Company or any of its affiliates or produced by you or others in connection with your providing services to the Company or any of its affiliates shall be and remain the sole property of the Company or its affiliates (as the case may be) and shall be returned promptly to such appropriate entity as and when requested by such entity. You shall return and deliver all such property upon termination of your employment, and you may not take any such property or any reproduction of such property upon such termination.

D. You recognize that the Company and its affiliates have received and in the future will receive information from third parties which is private, proprietary or confidential information subject to a duty on such entity’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. You agree that during your employment, and thereafter, you owe such entities and such third parties a duty to hold all such private, proprietary or confidential information received from third parties in the strictest confidence and not to disclose it, except as necessary in carrying out your work for such entities consistent with such entities’ agreements with such third parties, and not to use it for the benefit of anyone other than for such entities or such third parties consistent with such entities’ agreements with such third parties.

E. Your obligations under this Section 3 shall continue after the termination of your employment and any breach of this Section 3 shall be a material breach of this Agreement.

4. Representation and Warranty of Employee. You represent and warrant to the Company that the performance of your duties, and the entering into of this Agreement, has not violated and will not violate any agreements with or trade secrets of any other person or entity. You further represent and warrant that you do not have any relationship or commitment to any other person or entity that might be in conflict with your obligations to the Company under this offer, including but not limited to outside employment, sales broker relationships, investments or business activities. You further understand and agree that while employed by the Company you are expected to refrain from engaging in any outside activities that might be in conflict with the business interests of the Company. In addition, you represent and warrant to the Company that you have not shared with or disclosed to, and will not share with or disclose to, the Company any proprietary or confidential information of your previous employers or any other third party.

5. Employee Benefits.

A. Employee Benefit Programs. You will continue to be eligible for various employee benefit programs if you meet the applicable participation requirements. These benefit programs include paid time off (“PTO”), holidays, group medical, dental, vision, term life, and short and long term disability insurance and participation in the Company’s 401(k) plan, deferred compensation plan and tuition reimbursement plan. You will also be eligible to participate in any employee benefit programs added at any future time that are generally applicable to senior executives of the Company and that have been approved by the Committee, provided that you meet the applicable participation requirements; provided, however, that this provision does not extend to any individually negotiated or tailored benefits, plans or programs covering a particular employee or employees. Although the Company may sponsor a benefit or plan or program for some employees, it is not required to do so for all employees and may exclude certain employees now or in the future from one or more benefits, plans or programs. The Company or its subsidiaries or affiliates may modify, terminate or amend any benefit or plan in its discretion, retroactively or prospectively, subject only to applicable law.

B. Required Insurance. You will be covered by workers’ compensation insurance and state disability insurance, as required by state law.

C. Financial Counseling Allowance. You will be reimbursed up to the amount of $5,000 per year for documented costs incurred for your personal financial counseling services, including tax preparation.

D. Incentive Bonus. You will be eligible to participate in the Health Net, Inc. Executive Incentive Plan (also known as the Management Incentive Plan (“MIP”)) in accordance with the terms of the MIP, which provides you with a target opportunity to earn each plan year up to 80% of your Base Salary as additional compensation according to the terms of the actual MIP documents. The bonus payment will range from 0% to 200% of target depending upon the actual results achieved, and specific, individually tailored measures will be established by the Company that must be achieved by you in order for you to be eligible to receive bonus payments for a given plan year. It is understood that the Committee and the Company will award bonus amounts, if any, as it deems appropriate consistent with the guidelines of the MIP. You acknowledge that in the event you are one of the top five (5) highest paid executive officers of the Company for a given calendar year under applicable federal securities laws, your bonus for that year, if any, will be subject to the Company’s Performance Based 162(m) Plan in lieu of the MIP.

E. Relocation Benefits. You will be provided with Corporate Housing for a period of six (6) months through July 31, 2005. At the end of the six (6) months, you will be provided the following relocation assistance:

•	Home Purchase: You will be covered under the applicable Home Purchase Relocation Benefit Guidelines of the Company currently in effect. All relocation expenses not deductible under IRS regulations, except the miscellaneous spending allowance, will be “grossed up” for income tax purposes at the supplemental federal tax rate and applicable state tax liability.

•	Housing Differential: $225,000 net differential, grossed-up for tax by the Company. When you purchase a home in California, you will receive the housing differential amount to offset the housing costs between Oregon and California. If you leave prior to three (3) years from the date of the housing differential payment, you will be required to pay a pro-rata portion of the $225,000 housing differential amount to the Company. The pro-rata amount will be determined as follows: $225,000 divided by the number of months remaining of the 36 months.

F. Expenses. Subject to and in accordance with the Company’s written guidelines and procedures for business and travel expenses, you will receive reimbursement for all business travel and other out-of-pocket expenses reasonably incurred by you in the performance of your duties pursuant to this Agreement.

6. Stock Options and Restricted Stock. Upon your acceptance of this promotion and with a grant date effective as of your promotion date hereunder, you will be granted a non-qualified stock option (the “Stock Option”) to purchase 50,000 shares of the Common Stock of the Company (the “Common Stock”). All Stock Options granted to you will be granted under the applicable Company Stock Option Plan (the “Stock Option Plan”), and will be subject to the terms of the Company’s form of stock option agreement as adopted by the Committee (the “Stock Option Agreement”). These Stock Options will expire ten (10) years from the grant date (subject to earlier termination as provided in the Stock Option Agreement and the Stock Option Plan) and will have an exercise price equal to the closing sales price of the Common Stock on the New York Stock Exchange on your promotion date. The Stock Options will vest at the rate of 1/4th of the shares covered thereby of the first through fourth anniversaries of the grant date.

In addition, as of your promotion date, you will be granted 25,000 restricted shares of Common Stock (the “Restricted Shares”) which will vest as follows: 50% of the shares (12,500) will vest upon your achievement of specific 2005 plan year performance goals as determined by the Company and 50% of the shares (12,500) will vest upon your achievement of specific 2006 plan year performance goals as determined by the Company. The Restricted Shares granted to you will be granted under the applicable Health Net, Inc. Stock Option Plan in accordance with and subject to the terms of the Company’s form Restricted Stock Agreement as adopted by the Committee. In the event you should leave the employ of the Company, all unvested Restricted Shares shall be forfeited.

As set forth in the applicable Stock Option Plans and in the Stock Option Agreement and Restricted Stock Agreement used by the Company, vesting of your Stock Options and the Restricted Shares may be accelerated upon the consummation of certain “Change in Control” transactions (as defined in such documents) subject to the terms and conditions of such documents. Please note that the definition of “Change in Control” contained in these documents is different in various respects from the definition set forth in Section 8(d) below. In the event of any inconsistency with this Agreement, the terms of the Stock Option Agreement, the Restricted Stock Agreement and the Stock Option Plan shall control. Any future Stock Option and/or Restricted Share grants to you are at the discretion of the Committee.

7. Term of Employment. Your employment with the Company is “at-will,” which means that either you or the Company may terminate the employment relationship at any time, with or without advance notice and with or without Cause (as defined below). Upon termination of your employment for any reason, in addition to any other payments that may be payable to you hereunder, you (or your beneficiaries or estate) will be paid (in each case to the extent not theretofore paid) within thirty (30) days following your date of termination (or such shorter period that may be required by applicable law): your annual Base Salary through the date of termination, any compensation previously deferred by you (together with any interest and earnings therein), accrued but unused PTO, reimbursable expenses incurred by you prior to the termination date and any other compensatory plan, arrangement or program payment to which you may be entitled.

8. Severance Pay.

A. If your employment is terminated by the Company without Cause (as defined in subsection (C) below) at any time that is not within two (2) years after a Change in Control (as defined in subsection (D) below) of Health Net, Inc., you will be entitled to receive, provided you sign a Waiver and Release of Claims substantially in the form attached hereto as Exhibit A, which is incorporated into this Agreement by reference,

(a) a lump sum cash payment equal to twelve (12) months’ of your Base Salary in effect immediately prior to the date of your termination; and

(b) the continuation, under the federal law known as COBRA, of your medical, dental and vision benefits (as maintained for your benefit immediately prior to the date of your termination) for you and your covered dependents for a period of twelve (12) months with premium payments paid by the Company on your behalf, provided, that you properly elect to continue those benefits under COBRA,

The lump sum payments referred to above will be paid within thirty (30) days following your termination of employment.

B. If at any time within two (2) years after a Change in Control (as defined in subsection (D) below) of Health Net, Inc. your employment is terminated by the Company without Cause or you terminate your employment for Good Reason (as defined in subsection (E) below) (by giving the Company at least fourteen (14) days prior written notice of the effective date of termination), then you will be entitled to receive, provided you sign a Waiver and Release of Claims substantially in the form attached hereto as Exhibit A, which is incorporated into this Agreement by reference, (i) a lump sum payment equal to twenty-four (24) months’ of your Base Salary in effect immediately prior to the date of your termination, and (ii) the continuation of your medical, dental and vision benefits for you and your dependents for six (6) months following your date of termination and (iii) after expiration of such six (6) months benefits continuation period, the continuation, under COBRA, of your medical, dental and vision benefits (maintained for your benefit immediately prior to the date of your termination) for you and your dependents for a period of eighteen (18) months following the effective date of your termination with premium payments made by the Company on your behalf, provided, that you properly elect to continue those benefits under COBRA and provided, further, that in the event the Company requests, in writing, prior to such voluntary termination by you for Good Reason that you continue in the employ of the Company for a period of time up to 90 days following such Change in Control, then you shall forfeit such severance allowance if you voluntarily leave the employ of the Company prior to the expiration of such period of time. In the event that your employment is voluntarily terminated by you at any time (except for Good Reason within two (2) years after a Change in Control of Health Net, Inc.), then you shall not be eligible to receive any payments set forth in this Section 10). The lump sum payment will be paid within thirty (30) days following your termination of employment.

C. You further understand and acknowledge that the Company will have no obligation to provide the severance benefits called for in this letter if you terminate your employment voluntarily or if you are terminated for cause. For purposes of this letter, a “termination for cause” is defined as a termination of employment based on the determination by the Company, in its sole discretion, that you engaged in conduct that (1) violates a federal, state or local law, regulation or ordinance that is material to your performance or to your trustworthiness, (2) evidences dishonesty, gross carelessness or misconduct, negligence or neglect of duty, breach of a fiduciary obligation, or abandonment of the responsibilities of your position, (3) violates any policy or known business practice of the Company, (4) evidences habitual drunkenness or narcotic drug addiction, (5) results in the knowing unauthorized disclosure of confidential information relating to the business of the Company or any of its affiliates, (6) amounts to a breach of your obligations hereunder (or under any Company policy) to protect the proprietary and confidential information of the Company or any of its affiliates, or (7) is adverse to the best business interests of the Company.

D. For purposes of this Agreement, “Change in Control” is defined as any of the following which occurs subsequent to the effective date of your employment:

(i) Any person (as such term is defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), corporation or other entity (other than Health Net, Inc. or any of its subsidiaries, or any employee benefit plan sponsored by Health Net, Inc. or any of its subsidiaries) is or becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of securities of Health Net, Inc. representing twenty percent (20%) or more of the combined voting power of the outstanding securities of Health Net, Inc. which ordinarily (and apart from rights accruing under special circumstances) have the right to vote in the election of directors (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Health Net, Inc.’s securities) (the “Securities”);

(ii) As a result of a tender offer, merger, sale of assets or other major transaction, the persons who are directors of Health Net, Inc. immediately prior to such transaction cease to constitute a majority of the Board of Directors of Health Net, Inc. (or any successor corporations) immediately after such transaction;

(iii) Health Net, Inc. is merged or consolidated with any other person, firm, corporation or other entity and, as a result, the shareholders of Health Net, Inc., as determined immediately before such transaction, own less than eighty percent (80%) of the outstanding Securities of the surviving or resulting entity immediately after such transaction:

(iv) A tender offer or exchange offer is made and consummated for the ownership of twenty percent (20%) or more of the outstanding Securities of Health Net, Inc.;

(v) Health Net, Inc. transfers substantially all of its assets to another person, firm, corporation or other entity that is not a wholly-owned subsidiary of Health Net, Inc.; or

(vi) Health Net, Inc. enters into a management agreement with another person, firm, corporation or other entity that is not a wholly-owned subsidiary of Health Net, Inc. and such management agreement extends hiring and firing authority over you to an individual or organization other than Health Net, Inc.

E. For purposes of this Agreement, the term “Good Reason” means any of the following which occurs, without your consent, subsequent to the effective date of a Change in Control as defined above:

(i) A demotion or a substantial reduction in the scope of your position, duties, responsibilities or status with the Company, or any removal of you from or any failure to reelect you to any of the positions (or functional equivalent of such positions) referred to in the introductory paragraphs hereof, except in connection with the termination of your employment for Disability (as defined below), normal retirement or Cause or by you voluntarily other than for Good Reason;

(ii) A reduction by the Company in your Base Salary or a material reduction in the benefits or perquisites available to you as in effect immediately prior to any such reduction;

(iii) A relocation of you to a work location more than fifty (50) miles from your work location immediately prior to such proposed relocation; provided that such proposed relocation results in a materially greater commute for you based on your residence immediately prior to such relocation; or

(iv) The failure of the Company to obtain an assumption agreement from any successor contemplated under Section 16 of this Agreement.

9. Termination by the Company for Cause. The Company may terminate your employment for Cause at any time with or without advance notice. In the event of such termination, you will not be eligible to receive any of the payments set forth in Section 9(A) above.

10. Termination due to Death or Disability. In the event that your employment is terminated at any time due to death or Disability, you (or your beneficiaries or estate) shall be entitled, to (a) continuation of all medical and dental insurance for a period of twelve (12) months from the date of termination and (b) a lump sum payment equal to twelve (12) months of your Base Salary in effect immediately prior to the date of your termination, to be paid within thirty (30) days following your termination of employment, provided in the event of a termination due to Disability, you sign the Waiver and Release of Claims which is incorporated into this Agreement by reference as Exhibit A. For purposes of this Agreement, a termination for “Disability” shall mean a termination of your employment due to your absence from your duties with the Company on a full-time basis for at least 180 consecutive days as a result of your incapacity due to physical or mental illness.

11. Withholding. All payments required to be made by the Company hereunder to you or your estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company may reasonably determine should be withheld pursuant to any applicable law or regulation.

12. Potential Tax Consequences for “Parachute” Payments.

The intent of this Section is to minimize excess parachute payments (thereby also minimizing your payment of the Excise Tax) without placing you in a worse overall after-tax position than if this Section did not exist. For purposes of this Section:

“Auditor” means the accounting firm that was, immediately prior to the change of Control, the Company’s independent auditor;

“Code” means the Internal Revenue Code of 1986, as amended;

“Excise Tax” means the excise tax imposed by Section 4999 of the Code on people who receive excess parachute payments within the meaning of Section 280G(b) of the Code;

“Other Agreements” means all other plans, arrangements or agreements with (i) the Company, (ii) any person whose actions result in a Change of Control, or (iii) any person affiliated with the Company or such person;

“Severance Payments” means the cash payments and non-cash benefits payable to you pursuant to Section 13;

“Tax Counsel” means a tax counsel selected by the Auditor and reasonably acceptable to you; and

“Total Payments” means any payment or benefit you receive or are to receive in connection with a Change of Control or the termination of your employment (pursuant to this Agreement or any Other Agreement), including the Severance Payments.

All other meanings in this Section shall be interpreted consistent with the intent hereof and with Section 280(G) of the Code.

Notwithstanding any other provisions of this Agreement, if after reduction of Total Payments intended to minimize imposition of the Excise Tax pursuant to Other Agreements, Total Payments would still be subject (in whole or in part) to the Excise Tax, Severance Payments will be reduced to the extent necessary to eliminate such Excise Tax (subject to the limitation set forth below).

Any reduction described in the above paragraph will occur only if after giving effect to such reduction you receive Total Payments net of federal, state and local income taxes imposed on them equal to or greater than the amount of net Total Payments you would have received in the absence of such reduction (i.e. net of the Excise Tax and net of federal, state and local income taxes imposed on the unreduced amount).

Unless you elect to have the non-cash Severance Payments reduced or eliminated first, cash Severance Payments will be reduced (to zero if necessary) and then non-cash Severance Payments will be reduced or eliminated (if applicable).

In determining whether and to what extent the Total Payments will be subject to the Excise Tax, the following shall be excluded:

Any of the Total Payments which you waive the right to receive so that they do not constitute a payment to you under Code Section 280(G)(b);

Any of the Total Payments which, in the opinion of Tax Counsel, do not constitute a parachute payment within the meaning of Section 280(G)(b)(2) of the Code; and

Any of the Total Payments which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered before the Change of Control in excess of the applicable base amount.

The Auditor shall determine the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

When such payments are made, the Company will provide you with a written statement explaining the manner in which such payments were calculated and the basis for such calculations including any opinions or other advice the Company has received from Tax Counsel, the Auditor or other advisors or consultants (attaching any such written opinions or advice to the statement).

13. Restrictive Covenants.

A. You hereby agree that, during (i) the six (6)-month period following a termination of your employment with the Company that entitles you to receive severance benefits under this Agreement or a written agreement with or policy of the Company or (ii) the twelve (12)-month period following a termination of your employment with the Company that does not entitle you to receive such severance benefits (the period referred to in either clause (i) or (ii), the “Restricted Period”), you shall not undertake any employment or activity (including, but not limited to, consulting services) with a Competitor (as defined below) in any geographic area in which the Company or any of its affiliates operate (the “Market Area”), where the loyal and complete fulfillment of the duties of the competitive employment or activity would call upon you to reveal, to make judgments on or otherwise use or disclose any confidential business information or trade secrets of the business of the Company or any of its affiliates to which you had access during your employment with the Company. For purposes of this Section, “Competitor” shall refer to any health maintenance organization or insurance company that provides managed health care or related services similar to those provided by the Company or any of its affiliates.

B. In addition, you agree that, during the applicable Restricted Period following termination of your employment with the Company, you shall not, directly or indirectly, (i) solicit, interfere with, hire, offer to hire or induce any person, who is or was an employee of the Company or any of its affiliates at the time of such solicitation, interference, hiring, offering to hire or inducement, to discontinue his/her relationship with the Company or any of its affiliates or to accept employment by, or enter into a business relationship with, you or any other entity or person or (ii) solicit, interfere with or otherwise contact any customer or client of the Company or any of its affiliates.

C. It is hereby further agreed that if any court of competent jurisdiction shall determine that the restrictions imposed in this Section 13 are unreasonable (including, but not limited to, the definition of Market Area or Competitor or the time period during which this provision is applicable), the parties hereto hereby agree to any restrictions that such court would find to be reasonable under the circumstances.

D. You also acknowledge that the services to be rendered by you to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company or any of its affiliates, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by you of any of the provisions contained in this Section 13 will cause the Company or any of its affiliates irreparable injury. You therefore agree that the Company may be entitled, in addition to the remedies set forth above in this Section 13 and any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining you from any such violation or threatened violations.

14. Successors; Binding Agreement.

A. This Agreement shall not be terminated by any merger or consolidation of the Company whereby the Company is or is not the surviving or resulting corporation or as a result of any transfer of all or substantially all of the assets of the Company. In the event of any such merger, consolidation or transfer of assets, the provisions of this Agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred.

B. The Company agrees that concurrently with any merger, consolidation or transfer of assets referred to in this Section 14, it will cause any successor or transferee to unconditionally assume, by written instrument delivered to you (or his beneficiary or estate), all of the obligations of the Company hereunder. Failure of the Company to obtain such assumption prior to the effectiveness of any such merger, consolidation or transfer of assets shall be a breach of this Agreement and shall entitle you to compensation and other benefits from the Company in the same amount and on the same terms as you would be entitled hereunder if your employment were terminated without Cause. For purposes of implementing the foregoing, the date on which any such merger, consolidation or transfer becomes effective shall be deemed the date of termination.

C. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you shall die while any amounts would be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by you to receive such amounts or, if no person is so appointed, to your estate.

15. Severability. If any term of this Agreement is held to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected and the parties shall use their best efforts to find an alternative way to achieve the same result.

16. Integrated Agreement. This Agreement supersedes any prior agreements, representations or promises of any kind, whether written, oral, express or implied between the parties hereto with respect to the subject matters herein. It constitutes the full, complete and exclusive agreement between you and the Company with respect to the subject matters herein. This Agreement cannot be changed unless in writing, signed by you and the Chief Executive Officer of the Company and approved by the Board of Directors of the Company (or the Committee, if permitted by the Committee’s charter).

17. Waiver. No waiver of any default hereunder shall operate as a waiver of any subsequent default. Failure by either party to enforce any of the terms or conditions of this Agreement, for any length of time or from time to time, shall not be deemed to waive or decrease the rights of such party to insist thereafter upon strict performance by the other party.

18. Notices. All notices and communications required or permitted hereunder shall be in writing and shall be deemed given (a) if delivered personally, (b) one (1) business day after being sent by Federal Express or a similar commercial overnight service, or (c) three (3) business days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to the Company:	Health Net, Inc.
Organization Effectiveness Department
21650 Oxnard Street, 22nd Floor
Woodland Hills, CA 91367
Attention: Karin Mayhew

If to the Employee:	Stephen Lynch
3175 Continental Drive
Turner, OR 97392

19. Governing Law. The interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without regard to the principle of conflicts of laws. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which other provisions shall remain in full force and effect.

20. Survival and Enforcement. Sections 3, 8, 10, 12 and 13 of this Agreement and any rights and remedies arising out of this Agreement shall survive and continue in full force and effect in accordance with the respective terms thereof, notwithstanding any termination of this Agreement or your employment. The parties agree that the Company would be damaged irreparably in the event any provision of Sections 3 or 15 of this Agreement were not performed in accordance with its terms or were otherwise breached and that money damages would be an inadequate remedy for any such nonperformance or breach. Therefore, the Company or its successors or assigns shall be entitled in addition to other rights and remedies existing in their favor, to an injunction or injunctions to prevent any breach or threatened breach of any of such provisions and to enforce such provisions specifically (without posting a bond or other security).

21. Acknowledgement. You acknowledge that you have had the opportunity to discuss the content of this Agreement with and obtain advice from your attorney, have had sufficient time to and have carefully read and fully understood all of the provisions of this Agreement, and you are knowingly and voluntarily entering into this Agreement. You further acknowledge that you are obligated to become familiar with and comply at all times with all written policies of the Company.

We look forward to your joining our organization. In order to confirm your agreement with the Company and your acceptance of these terms, please sign one copy of this letter agreement and return it to me.

Sincerely,

/s/ Karin D. Mayhew
Karin D. Mayhew
Senior Vice President, Organization Effectiveness

cc:	Jay Gellert
Debbie Francis

This will confirm my agreement to the terms of my employment with the Company as set forth in this letter agreement.

/s/ Stephen Lynch
Stephen Lynch

EXHIBIT A

WAIVER AND RELEASE OF CLAIMS

This WAIVER AND RELEASE OF CLAIMS (this “Release”) is made and entered into by and between Health Net, Inc. and its affiliates and subsidiaries (hereinafter referred to as the “Company”) and Stephen Lynch (hereinafter referred to as the “Employee”).

WHEREAS, the Company and Employee are parties to an Employment Letter Agreement dated as of January 19, 2005 (the “Employment Letter Agreement”) and are entering into this Release as a condition to Employee’s receipt of a severance payment thereunder (capitalized terms used but not defined herein shall have the meanings set forth in the Employment Letter Agreement).

NOW, THEREFORE, the Company and Employee agree as follows:

1.	Employee’s employment with the Company will terminate on [TERM DATE ] (the “Termination Date”). Upon termination of employment, Employee will not represent to anyone that he is an employee of the Company and will not say or do anything purporting to bind the Company. Upon Employee’s termination of employment, Employee shall be deemed to have resigned from all other positions with the Company, if any, held by Employee.

2.	Employee’s termination of employment with the Company shall be considered a [DESCRIBE TYPE OF TERMINATION] under the Employment Letter Agreement, and Employee is therefore eligible to receive [DESCRIBE PAYMENTS AND OTHER BENEFITS TO BE RECEIVED].

3.	Employee acknowledges that all unused accrued vacation and unused personal absence time will be paid in their final regular paycheck in keeping with the company’s policy and practice or such shorter time as may be required by applicable law. Employee further acknowledges that no further vacation/paid-time-off benefits will accrue after the Termination Date.

4.	Employee’s participation in all Company employee benefit plans as an active employee shall cease on the Termination Date, and Employee shall not be eligible to make contributions to or to receive allocations under the Health Net, Inc. 401(k) Associate Savings Plan, to purchase shares of Company stock under the Health Net, Inc. Employee Stock Purchase Plan or to make any deferrals pursuant to any deferred compensation plan of the Company after the Termination Date.

5.

In partial consideration of the Company providing Employee the payments and benefits set forth above and as a condition to receive such payments and benefits, Employee freely and voluntarily enters into this Release and by signing this Release Employee, on his/her own behalf and on behalf of his or her heirs, beneficiaries, successors, representatives, trustees, administrators and assigns, hereby waives and releases the Company, and each of its past, present and future officers, directors, shareholders, employees, consultants, accountants, attorneys, agents, managers, insurers, sureties, parent and sister corporations, divisions, subsidiary corporations and entities, partners, joint venturers, affiliates, beneficiaries, successors, representatives and assigns, from any and all claims, demands, damages, debts, liabilities, controversies, obligations, actions or causes of action of any nature whatsoever, whether based on tort, statute, contract, indemnity, rescission or any other theory of recovery, including but not limited to claims arising under federal, state or local laws prohibiting discrimination in employment, including Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1866, as amended, claims of disability discrimination under the Americans with Disabilities Act, the Age Discrimination in Employment Act, as amended (“ADEA”), the Worker Adjustment and Retraining Notification Act (“WARN”), or claims growing out of any legal restrictions on the Company’s right to terminate its employees and whether for compensatory, punitive, equitable or other relief, whether known, unknown, suspected or unsuspected, against the Company, including without limitation claims which may have arisen or may in the future arise in connection with any event which occurred on or before the date of Employee’s execution of this Release. The provisions in this paragraph do not extend to any rights Employee may have to enforce the terms of this Agreement and are not intended to prohibit Employee from filing a claim for unemployment insurance.

6.	Employee expressly waives any right or claim of right to assert hereafter that any claim, demand, obligation and/or cause of action has, through ignorance, oversight or error, been omitted from the terms of this Release. Employee makes this waiver with full knowledge of his/her rights and with specific intent to release both his/her known and unknown claims, and therefore specifically waives the provisions of Section 1542 of the Civil Code of California or other similar provisions of any other applicable law, which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Employee understands and acknowledges the significance and consequence of this Release and of such specific waiver of Section 1542, and expressly agrees that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected claims, demands, obligations and causes of action herein above specified.

7.

Employee shall not initiate or cause to be initiated against the Company any compliance review, suit, action, investigation or proceeding of any kind, or voluntarily participate in same, individually or as a representative, witness or member of a class, under contract, law or regulation, federal, state or local, pertaining to any matter related to his/her employment with the Company, unless Employee first cooperates in making his/her allegations known to the Company for the Company to take corrective action at a time and place designated by the Company. In addition, Employee shall, without further compensation, cooperate with and assist the Company in the investigation of, preparation for or defense of any actual or threatened third party claim, investigation or proceeding involving the Company or its predecessors or affiliates and arising from or relating to, in whole or in part, Employee’s employment with the Company or its predecessors or affiliates for which the Company requests Employee’s assistance, which cooperation and assistance shall include, but not be limited to, providing testimony and assisting in information and document gathering efforts. In this connection, it is agreed that the Company will use its reasonable best efforts to assure that any request for such cooperation will not unduly interfere with Employee’s other material business and personal obligations and commitments.

8.	Employee agrees he will return to the Company immediately upon termination any building keys, security passes or other access or identification cards and any Company property that was in his or her possession, including but not limited to any documents, credit cards, computer equipment, mobile phones or data files. Employee agrees to clear all expense accounts and pay all amounts owed on any corporate credit cards which the Company previously issued to Employee, subject to the Company’s obligation to reimburse Employee for any properly reimbursable business expenses in accordance with the Company’s expense policies and procedures then in effect.

9.	Employee shall not, without the Company’s written consent by an authorized representative, at any time prior or subsequent to the execution of this Release, disclose, use, remove or copy any confidential, trade secret or proprietary information he acquired during the course of his employment by the Company, including without limitation, any technical, actuarial, economic, financial, procurement, provider, customer, underwriting, contractual, managerial, marketing or other information of any type that has economic value in the business in which the Company is engaged, but not including any previously published information or other information generally in the public domain.

10.	In addition to any other part or term of this Release or the Employment Letter Agreement, Employee agrees that he will not, (a) for a period of one (1) year from the date of this Agreement, irrespective of the reason for the termination, either directly or indirectly, on his own behalf or on behalf of any other person: (1) make known to any person, firm, corporation or other entity of any type, the names and addresses of any of the Company’s customers, enrollees or providers or any other information pertaining to them; or (2) disrupt, solicit or influence or attempt to solicit, disrupt or influence any of the Company’s customers, providers, vendors, agents or independent contractors with whom the Employee became acquainted during the course of employment or service for the purpose of terminating such a person’s or entity’s relationship with the Company or causing such a person or entity to associate with a competitor of the Company, and (b) for the six month period following the Termination Date undertake any employment or activity prohibited by the Employment Letter Agreement for the time periods set forth therein. The prohibitions of this paragraph are not intended to deny employment opportunities within the Employee’s field of employment but are limited only to those prohibitions necessary to protect the Company from unfair competition.

11.	Nothing contained herein shall be construed as an admission of any wrongful act, including but not limited to violation of any contract, express or implied, or any federal, state or local employment laws or regulations, and nothing contained herein shall be used for any purpose except in proceedings related to the enforcement of this Release.

12.	If any part or term of this Release is held invalid or unenforceable, such invalidity or unenforceability shall not affect in any way the validity or enforceability of any other part or term of this Release. In addition, if any court of competent jurisdiction construes the covenants contained in Section 10 hereof, or any part thereof, to be unenforceable in any respect, the court may reduce the duration or scope to the extent necessary so that the provision is enforceable, and the provision, as reduced, shall then be enforceable.

13.	Employee agrees and acknowledges that this Release recites all payments and benefits Employee is entitled to receive hereunder and under the Employment Agreement, and that no other payments or benefits will be asserted or requested by Employee.

14.	The Employee acknowledges that he has had an opportunity to consult and be represented by counsel of his own choosing in the review of this Release, and that he has been advised by the Company to do so, that the Employee is fully aware of this Release and of its legal effect, that the preceding paragraphs recite the sole consideration for this Release, and that Employee enters into this Release freely, without coercion, and based on the Employee’s own judgment and not in reliance upon any representation or promise made by the other party, other than those contained herein. There may be no modification of the terms of this Release except in writing signed by the parties hereto including an appropriately authorized Officer of the Company.

15.	This Release constitutes the full, complete and exclusive agreement between you and the Company with respect to the subject matters herein and supersedes any prior agreements, representations or promises of any kind, whether written, oral, express or implied, with respect to the subject matters herein. This Release cannot be changed unless in writing, signed by you and the Chief Executive Officer of the Company.

16.	This Release shall be construed and governed by the laws of the State of Delaware.

EMPLOYEE ACKNOWLEDGES BY SIGNING BELOW that (i) Employee has not relied upon any representations, written or oral, not set forth in this Release; (ii) at the time Employee was given this Release Employee was informed in writing by the Company that (a) Employee had at least 21 days in which to consider whether Employee would sign the Release and (b) Employee should consult with an attorney before signing the Release; and (iii) Employee had an opportunity to consult with an attorney and either had such consultations or has freely decided to sign this Release without consulting an attorney.

Employee further acknowledges that he may revoke acceptance of this Release by delivering a letter of revocation within seven (7) days after the later of the dates set forth below addressed to: Health Net, Inc., Corporate Legal Department, 21650 Oxnard Street, Woodland Hills, California 91367, Attention: General Counsel.

Finally, Employee acknowledges that he understands that this Release will not become effective until the eighth (8th) day following his signing this Release and that if Employee does not revoke his acceptance of the terms of this Release within the seven (7) day period following the date on which Employee signs this Release as set forth above, this Release will be binding and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the dates set forth below.

Employee		Health Net, Inc.

By:	[EXHIBIT COPY]	By:	[EXHIBIT COPY]
Name:		Name:
Title:		Title:
Dated:	[TO BE INSERTED]	Dated:	[TO BE INSERTED]